Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Aspira Women’s Health Inc.

Austin, Texas

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 30, 2023, except for the effects of the restatement as discussed in Note 3 and reverse stock split as discussed in Note 13, as to which the date is October 25, 2023 relating to the consolidated financial statements of Aspira Women’s Health Inc. appearing in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2022. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/S/ BDO USA, P.C.

Boston, Massachusetts

January 26, 2024